EXHIBIT 99.1

Tuesday, 8 January 2019

National Grid plc (National Grid)

National Grid plc scrip dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for 11,345,404 ordinary shares to be admitted to the Official List, and to the London Stock Exchange for the shares to be admitted to trading, in relation to the operation of the Scrip Dividend scheme for the 2018/19 interim dividend, payable on 9 January 2019.  Dealings are expected to commence on 9 January 2019 and the shares will rank pari passu with the existing issued ordinary shares of the Company.
In accordance with the terms of the scrip dividend, 11,345,404 ordinary shares are to be issued at a price of 829.86 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts ('ADRs'), 91,683 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$53.1484, representing 458,415 ordinary shares (including fractional entitlements).
The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section, from Link Asset Services (0371 402 3344, nationalgrid@linkgroup.co.uk) and are also set out in full in the announcement released by the Company on 7 June 2018, which is available on the National Storage Mechanism.

Contact:
Ceri James, Assistant Company Secretary             020 7004 3116